Exhibit 99.1

Enzymotec Ltd. Reports Fourth Quarter and Full Year 2013 Unaudited Financial Results

Quarterly Net Revenues Increased 59% to $18.5 Million and Annual Net Revenues Increased 72% to $65.0 Million

Quarterly Net Income Increased 57% to $3.4 Million, or $0.15 Per Share, and Annual Net
Income Increased 138% to $11.4 Million, or $0.53 per share
(Quarterly Non-GAAP Net Income Increased 146% to $5.6 Million and Annual Non-GAAP Net Income Increased 173% to $13.8 Million)

MIGDAL HA'EMEQ, Israel, February 13, 2014 – Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients, today reported financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter and Full Year 2013 Financial Highlights, Compared to the Same Periods Last Year

•	Fourth quarter net revenues (equity method) increased 59.0% to $18.5 million, and full year net revenues increased 71.6% to $65.0 million.

•	Fourth quarter net revenues (proportionate consolidation method) increased 69.5% to $24.1 million, and full year net revenues (proportionate method) increased 74.4% to $80.6 million.

•	Fourth quarter gross margin (equity method) increased 540 basis points to 58.4%, and full year gross margin increased 290 basis points to 50.6%.

•
Fourth quarter net income increased 56.7% to $3.4 million, and full year net income increased 138.3% to $11.4 million. Fourth quarter net income includes approximately $2.2 million and full year 2013 includes approximately $2.4 million of IPO-related expenses (bonuses granted in connection to the IPO, share-based compensation expense mainly related to the execution of the IPO and interest expenses related to the early repayment of long-term bank debt in the first quarter of 2014 using IPO proceeds).

•	Fourth quarter non-GAAP net income increased 146.3% to $5.6 million*, and fiscal year net income increased 173.0% to $13.8 million.

•	Fourth quarter adjusted EBITDA increased 144.6% to $6.3 million*, and fiscal year adjusted EBITDA increased 121.3% to $16.1 million.

•	Fiscal year operating cash flow of $7.4 million.

* A reconciliation of Non-GAAP financial measures to GAAP Financial measures is provided in the tables below.

Recent Business Highlights:

•	Granted patents by the Canadian Patent and Trademark Office and by the U.S. Patent and Trademark Office for uses of InFat®.

•	Completion of the Migdal Ha'Emeq manufacturing facility expansion and a successful operating run of the new krill oil extraction process.

•	Granted a patent by the U.S. Patent and Trademark Office for a lipid preparation use method.

•	K-REAL® krill oil received "New Food Raw Material" certification in China.

•
Signed a term sheet memorializing terms of a settlement with Neptune Technologies & Bioressources Inc. and Acasti Pharma Inc. The on-going U.S. International Trade Commission investigation brought against Enzymotec by Neptune and Acasti is currently stayed and the parties are seeking mediation in an effort to finalize the settlement.

•	Joint venture (JV) agreement was signed with Polar Omega A/S for the commercialization of Omega PC™, a new premium fish based omega-3 product.

“We reported record revenues, profitability and cash flow in 2013 as our team continued to execute on our growth opportunities within the global nutrition market,” stated Dr. Ariel Katz, Enzymotec’s President and Chief Executive Officer. “Our annual results were driven by solid gross margin expansion and robust sales increases of 71.6% and 142.6% for our Nutrition and VAYA Pharma segments, respectively.”

“For fiscal year 2014, we believe our revenue momentum will build sequentially throughout the year and enable us to report another record performance,” added Dr. Katz. “Looking ahead, we are very optimistic about our long-term growth prospects based on our competitive market position. As our product distribution accelerates in new and existing markets, consumers globally are increasingly using our innovative, proprietary lipid-based products to address their health and wellness needs.”

Fourth Quarter 2013 Results

Based on the proportionate consolidation method, net revenues for the fourth quarter of 2013 increased 69.5% to $24.1 million from $14.2 million for the fourth quarter of 2012. On a sequential basis, net revenues increased 7.1% from $22.5 million for the third quarter of 2013.

Based on the equity method of accounting, net revenues for the fourth quarter of 2013 increased 59.0% to $18.5 million from $11.6 million for the fourth quarter of 2012. On a sequential basis, net revenues increased 4.3% from $17.8 million for the third quarter of 2013.

Gross margin (equity method) for the fourth quarter of 2013 increased 540 basis points to 58.4% from 53.0% for the fourth quarter of 2012, primarily due to an increase in the volume of sales of higher margin products, as well as improvements in production efficiency and the leveraging of fixed production costs.

General and administrative expenses increased to $3.8 million from $1.0 million in the fourth quarter of 2012, and from $2.2 million in the third quarter of 2013, primarily due to patent-related legal expenses and due to the bonuses granted to certain Company employees in connection with Enzymotec’s initial public offering in October 2013, as well as share-based compensation expenses mainly related to the IPO.

Net income for the fourth quarter of 2013 increased 56.7% to $3.4 million, or $0.15 per diluted share, based on a weighted average of 23.4 million shares from $2.2 million, or $0.09 per diluted share, based on a weighted average of 4.8 million shares for the fourth quarter last year. The weighted average number of shares in the fourth quarter of 2013 includes 18.4 million ordinary shares issued in the beginning of October 2013 as a result of: (i) the conversion- of all previously outstanding preferred shares into ordinary shares, (ii) ordinary shares issued following the exercise of preferred share warrants and subsequent conversion; and (iii) ordinary shares issued in the IPO (including the underwriters’ option to purchase additional shares).

Net income includes approximately $2.2 million of IPO-related expenses.  Excluding these items, net income would have been $5.6 million, or $0.24 per diluted share.

Adjusted EBITDA for the fourth quarter of 2013 increased 144.6% to $6.3 million from adjusted EBITDA of $2.6 million for the fourth quarter of 2012. On a sequential basis, adjusted EBITDA was up 62.6% from $3.9 million in the third quarter of 2013. A reconciliation of adjusted EBITDA to GAAP net income is set forth below.

Below is segment information for the three months ended December 31, 2013 and December 31, 2012:

	Three months ended December 31, 2013
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$22,720	$1,351	$24,071	$(5,559)	$18,512
Cost of revenues(2)	12,596	356	12,952	(5,265)	7,687
Gross profit(2)	10,124	995	11,119	(294)	10,825
Operating expenses(3)	3,671	1,570	5,241	—	5,241
Depreciation and amortization	364	34	398
Adjusted EBITDA(4)	$6,817	$(541)	$6,276

	Three months ended December 31, 2012
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$13,535	$662	$14,197	$(2,553)	$11,644
Cost of revenues(2)	8,183	199	8,382	(2,916)	5,466
Gross profit(2)	5,352	463	5,815	363	6,178
Operating expenses(3)	2,226	1,392	3,618	—	3,618
Depreciation and amortization	337	32	369
Adjusted EBITDA(4)	$3,463	$(897)	$2,566
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and IPO-related bonuses.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “— Non-GAAP Financial Measures” below.

Full Year 2013 Results

Based on the proportionate consolidation method, net revenues for the year ended December 31, 2013 increased 74.4% to $80.6 million from $46.2 million for the for the year ended December 31, 2012.

Based on the equity method of accounting, net revenues for the year ended December 31, 2013 increased 71.6% to $65.0 million from $37.9 million for the year ended December 31, 2012. This increase was primarily due to a significant increase in the Company’s Nutrition Segment sales volume.

Gross margin (equity method) for the year ended December 31, 2013 increased 290 basis points to 50.6% from 47.7% for the year ended December 31, 2012.

General and administrative expenses for the year ended December 31, 2013 increased to $8.4 million from $2.9 million for the year ended December 31, 2012, primarily due to patent-related legal expenses and due to the bonuses granted to certain Company employees in connection with Enzymotec’s initial public offering in October 2013, as well as share-based compensation expenses mainly related to the IPO.

Net income for the year ended December 31, 2013 was $11.4 million, or $0.53 per diluted share, based on a weighted average of 9.3 million shares, compared to net income of $4.8 million, or $0.28 per diluted share, based on a weighted average of 3.5 million shares for the year ended December 31, 2012, an increase of 138.3%. The weighted average number of shares in the year ended December 31, 2013 is impacted by the 18.4 million ordinary shares issued in the beginning of October 2013 as a result of: (i) the conversion of all the preferred shares into ordinary shares, (ii) ordinary shares issued following the exercise of preferred share warrants and subsequent conversion; and (iii) ordinary shares issued in the IPO (including the underwriters’ option to purchase additional shares).

Net income includes approximately $2.4 million of IPO-related expenses.  Excluding these items, net income would have been $13.8 million, or $0.79 per diluted share.

Adjusted EBITDA For the year ended December 31, 2013 was $16.1 million, compared to adjusted EBITDA of $7.3 million for the year ended December 31, 2012.  A reconciliation of adjusted EBITDA to GAAP net income is set forth below.

Below is segment information for the years ended December 31, 2013 and December 31, 2012:

	Year ended December 31, 2013
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$76,167	$4,444	$80,611	$(15,636)	$64,975
Cost of revenues(2)	45,804	1,255	47,059	(14,981)	32,078
Gross profit(2)	30,363	3,189	33,552	(655)	32,897
Operating expenses(3)	13,009	6,020	19,029	—	19,029
Depreciation and amortization	1,415	136	1,551
Adjusted EBITDA(4)	$18,769	$(2,695)	$16,074

	Year ended December 31, 2012
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$44,380	$1,832	$46,212	$(8,345)	$37,867
Cost of revenues(2)	27,297	588	27,885	(8,087)	19,798
Gross profit(2)	17,083	1,244	18,327	(258)	18,069
Operating expenses(2)	7,850	4,637	12,487	—	12,487
Depreciation and amortization	1,304	118	1,422
Adjusted EBITDA(4)	$10,537	$(3,275)	$7,262
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and IPO-related bonuses.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “— Non-GAAP Financial Measures” below.

Joint Venture Accounting

Under U.S. GAAP, the company is required to account for the results of operation of Advanced Lipids AB (AL), the Company's 50%-owned joint venture, using the equity method, meaning that the Company recognizes its share in the net results of AL as a share of profits of an equity investee. Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus its share of the joint venture's profits. For the three-month periods ended December 31, 2013 and 2012, sales of the Company through this joint collaboration amounted to $5.6 million and $3.4 million, respectively, and for  the years ended December 31, 2013 and 2012, sales of the Company through this joint collaboration amounted to $16.7 million and $8.2 million, respectively.

To provide investors with a better understanding of the Company's performance and for purposes of segment reporting under U.S. GAAP, which requires presentation on the same basis provided to and utilized by management to analyze the relevant segment's results of operations, the Company accounts for the results of operations of AL using the proportionate consolidation method. The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of AL, using the proportionate consolidation method. Under the proportionate consolidation method, the Company recognizes its proportionate share of the gross revenues of AL and records its proportionate share of the joint venture's costs of production in its statement of operations.

Balance Sheet and Liquidity Data

As of December 31, 2013, Enzymotec had $74.4 million in cash and cash equivalents, $20.7 million in other working capital items and $4.2 million in debt. The Company also generated $7.4 million in cash from operating activities during the year ended December 31, 2013.

On October 2, 2013, the Company closed its initial public offering in the United States and listing on the NASDAQ Global Select Market. After deducting the underwriting discount and the offering expenses, the net proceeds from the offering amounted to $62.8 million.

Outlook for 2014

For the full fiscal year 2014 the Company provides the following guidance ranges:

•	Net revenues, based on the equity method of accounting, of $88 million to $95 million, an increase of 35% to 46%
•	Net revenues, based on the proportionate consolidation method, of $110 million to $120 million, an increase of 36% to 49%
•	Non-GAAP net income of $18 million to $22 million, an increase of 31% to 60%
•	Non-GAAP diluted EPS of $0.77 to $0.94

The Company expects net revenues to continue to grow on a sequential basis throughout the year; however, the second half of the year will contribute the majority of the growth in revenues as new manufacturing capacity becomes available.

Non-GAAP net income represents net income excluding (i) share-based compensation expense and (ii) other unusual income or expenses. Non-GAAP diluted EPS is diluted EPS based on Non-GAAP net income.

Conference Call Details

Enzymotec will host a conference call today at 8:30 a.m. eastern time to discuss its fourth quarter and fiscal year 2013 financial results. Listeners in North America may dial +1-718-971-5738 and international listeners may dial +44(0)20-3427-1907 along with confirmation code 2605859 to access the live call. A telephonic playback will be available after the call through Thursday, February 27, 2014. Participants in North America may dial 347-366-9565 and international participants may dial +44(0)20-3427-0598 along with the confirmation code 2605859 to hear the playback.

The call will also be broadcast live over the Internet, hosted at the Investors section of Enzymotec's website at http://ir.enzymotec.com, and will be archived online within one hour of its completion through February 27, 2014.

Forward Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences the following risks:  we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; a high proportion of the sales of our InFat product is sold to end users by a single company in China; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; we are currently subject to litigation, which may subject us to monetary damages or prevent us from selling certain of our krill products in the United States, and in the future we may become subject to additional litigation regarding intellectual property rights; our offering of products as ‘‘medical foods’’ in the United States may be challenged by regulatory authorities; we rely on our Swedish joint venture partner to manufacture InFat, and certain matters related to the joint venture are the subject of disagreement; we are dependent on a single facility that houses the majority of our operations; we may not be able to expand our production or processing capabilities or satisfy growing demand; our gross profits may be adversely affected if we are only able to obtain lower quality krill meal; our ability to obtain krill may be affected by conservation regulation or initiatives; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; we are subject to significant and increasing government regulations regarding the sale and marketing of our products; we may not be able to protect our proprietary technology or prevent its unauthorized use by third parties; ; and other factors discussed under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission on February 13, 2014. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance.  Adjusted EBITDA represents net income excluding (a) financial expenses, net, (b) taxes on income, (c) depreciation and amortization, (d) share-based compensation expense and (e) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method.  Non-GAAP net income represents net income excluding (i) share-based compensation expense and (ii) other unusual income or expenses.

The Company presents adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense).  In addition, both adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business.  Because adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors.  Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider adjusted EBITDA alongside other financial performance measures, including cash flow metrics, net income, Operating income (loss) and the Company's other U.S. GAAP results.

The following table presents a reconciliation of adjusted EBITDA to net income for each of the periods indicated:

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
		(in thousands)
Reconciliation of adjusted EBITDA to net income:
Adjusted EBITDA	$6,276	$2,566	$16,074	$7,262
Accounting for joint venture	(294)	363	(655)	(258)
Depreciation and amortization	(398)	(369)	(1,551)	(1,422)
IPO-related bonuses	(1,000)		(1,000)
Share-based compensation expenses	(887)	(81)	(1,109)	(267)
Operating income	3,697	2,479	11,759	5,315
Financial expenses, net	(362)	57	(531)	(539)
Income before taxes on income	3,335	2,536	11,228	4,776
Taxes on income	(100)	(70)	(324)	(180)
Share in profits (losses) of equity investee	210	(268)	491	186
Net income	$3,445	$2,198	$11,395	$4,782

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
		(in thousands)
Reconciliation of Non-GAAP net income to GAAP Net income:
Non-GAAP net income	$5,614	$2,279	$13,786	$5,049
Interest expense related to repayment of long-term debt	(282)		(282)
IPO-related bonuses	(1,000)		(1,000)
Share-based compensation expenses	(887)	(81)	(1,109)	(267)
Net income	$3,445	$2,198	$11,395	$4,782

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
	U.S. dollars in thousands (except per share data)
NET REVENUES	$18,512	$11,644	$64,975	$37,867
COST OF REVENUES *	7,706	5,472	32,110	19,815
GROSS PROFIT	10,806	6,172	32,865	18,052

OPERATING EXPENSES:
Research and development – net *	1,565	1,197	5,947	4,611
Selling and marketing *	1,753	1,470	6,725	5,191
General and administrative *	3,791	1,026	8,434	2,935
T o t a l operating expenses	7,109	3,693	21,106	12,737
OPERATING INCOME	3,697	2,479	11,759	5,315
FINANCIAL EXPENSES – net	(362)	57	(531)	(539)
INCOME BEFORE TAXES ON INCOME	3,335	2,536	11,228	4,776
TAXES ON INCOME	(100)	(70)	(324)	(180)
SHARE IN PROFITS (LOSSES) OF
EQUITY INVESTEE	210	(268)	491	186
NET INCOME	$3,445	$2,198	$11,395	$4,782
OTHER COMPREHENSIVE INCOME:
Currency translation adjustments	2	(13)	11	14
Cash flow hedge	72	35	171	92
T o t a l comprehensive income	$3,519	$2,220	$11,577	$4,888
EARNINGS PER SHARE:
Basic	$0.16	$0.15	$0.66	$0.33
Diluted	$0.15	$0.09	$0.53	$0.28
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES:
USED IN COMPUTATION OF EARNINGS PER SHARE:
Basic	21,552,868	2,996,624	7,544,387	2,996,624
Diluted	23,380,202	4,822,954	9,286,456	3,461,877

* The above items are inclusive of the following share-based compensation expense:

Cost of revenues	$19	$6	$32	$17
Research and development net	26	15	56	60
Selling and marketing	41	8	77	40
General and administrative	801	52	944	150
	$887	$81	$1,109	$267

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED AUDITED BALANCE SHEETS

	December 31
	2013	2012
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$74,430	$2,729
Accounts receivable:
Trade	18,788	11,204
Other	2,738	3,357
Inventories	11,943	9,359
T O T A L CURRENT ASSETS	107,899	26,649
NON-CURRENT ASSETS:
Investment in equity investee	809	307
Long-term deposits and other	111	170
Funds in respect of retirement benefits obligation	1,190	880
	2,110	1,357
PROPERTY, PLANT AND EQUIPMENT:
Cost	33,385	28,468
L e s s - accumulated depreciation and amortization	7,021	5,504
	26,364	22,964
	$136,373	$50,970

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term loans and current maturity of long-term loans	$4,200	$1,700
Accounts payable and accruals:
Trade	6,418	6,764
Other	6,378	3,082
T O T A L CURRENT LIABILITIES	16,996	11,546
NON-CURRENT LIABILITIES:
Retirement benefits obligation	1,474	1,043
Long-term loans, net of current maturity		4,200
T O T A L LONG-TERM LIABILITIES	1,474	5,243
T O T A L LIABILITIES	18,470	16,789
SHAREHOLDERS' EQUITY:
Ordinary shares	55	8
A Preferred shares	—	*
B Preferred shares	—	*
B1 Preferred shares	—	*
B2 Preferred shares	—	*
Additional paid-in capital	119,547	47,449
Accumulated other comprehensive loss	(65)	(247)
Accumulated deficit	(1,634)	(13,029)
T O T A L SHAREHOLDERS' EQUITY	117,903	34,181
T O T A L LIABILITIES AND SHAREHOLDERS' EQUITY	$136,373	$50,970

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2013	2012
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$11,395	$4,782
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	1,551	1,422
Change in inventories	(2,584)	(3,100)
Change in accounts receivable	(6,965)	(3,806)
Change in accounts payable and accruals	3,052	3,590
Share in profits of equity investee	(491)	(186)
Share-based payment	1,109	267
Gain on sale of property, plant and equipment	(3)	—
Change in other non-current assets	49	9
Change in retirement benefits obligation	277	45
Net cash provided by (used in) operating activities	7,390	3,023
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(4,885)	(1,248)
Long-term deposits	10	16
Proceeds from the sale of property, plant and equipment	6	—
Change in funds in respect of retirement benefits obligation	(156)	(46)
Net cash used in investing activities	(5,025)	(1,278)
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in short-term loans	(1,000)	(4,600)
Repayment of long-term bank loan	(700)	(700)
Proceeds from exercise of options by employees	8	—
Proceeds from exercise of warrants	1,340	—
Proceeds from initial public offering, net of issuance costs	62,838	—
Proceeds from issuance of equity and warrants	6,850	1,497
Net cash (used in) provided by financing activities	69,336	(3,803)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	71,701	(2,058)
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	2,729	4,787
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	$74,430	$2,729

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$385	$544
Income taxes paid, net of refunds	$161	$135

Company Contact:
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investors Contact (US)
ICR
Katie Turner
646-277-1228
Katie.Turner@icrinc.com

John Mills
310-954-1105
John.Mills@icrinc.com